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ACQUISITION OF OPPENHEIMER STRATEGIC INCOME & GROWTH FUND

On June 20, 1997, the Fund acquired all the net assets of Oppenheimer Strategic Income & Growth Fund, pursuant to an agreement and plan of reorganization approved by the Oppenheimer Strategic Income & Growth Fund shareholders on March 10, 1997. The Fund issued 3,530,859, 2,758,332 and 246,193 shares of beneficial interest for Class A, Class B, and Class C, respectively, valued at $53,563,144, $41,512,901, and $3,712,604, in exchange for the net assets, resulting in combined Class A net assets of $675,300,917, Class B net assets of $60,510,384 and Class C net assets of $45,364,088 on June 20, 1997. The net assets acquired included net unrealized appreciation of $8,093,961. The exchange qualified as a tax-free reorganization for federal income tax purposes.